2285 Clark Drive, Vancouver, British Columbia, Canada V5N 3G9
Tel: (604) 732-6124            Fax: (604) 874-6124
March 3, 2009
Via EDGAR
Mr. John Reynolds
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
100 F. Street, N.E.
Mail Stop 2561
Washington, D.C. 20549

Re:	lululemon athletica inc. Form 10-K filed for fiscal year ended February 3, 2008 Filed April 8, 2008 File No. 001-33608
Dear Mr. Reynolds:
On behalf of lululemon athletica inc. (the “Company”), reference is made to the comment that you provided on behalf of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission with respect to the Company’s 10-K for the fiscal year ended February 3, 2008 (filed April 8, 2008, File No. 001-33608) and revised Definitive Proxy Statement (filed May 9, 2008, File No. 001-33608), as set forth in your letter to the Company dated February 4, 2009, and the Company’s subsequent response thereto dated February 17, 2009. This letter is submitted in response to the telephonic discussions between Company personnel, Company counsel and members of the Staff which took place on February 27, 2009 and March 2, 2009.
The Company confirms that, in future filings, it will disclose the specific performance targets used to determine incentive amounts with respect to the preceding completed fiscal year under the Company’s executive bonus plans. Please do not hesitate to contact the undersigned or John E. Currie, the Company’s Chief Financial Officer, at 604-732-6124, or Mark F. Hoffman, Esq. of DLA Piper LLP (US), our outside counsel, at 206-839-4800, if you have any questions regarding this letter.
Sincerely,
Christine Day
/s/  Christine Day

Christine Day
Chief Executive Officer
lululemon athletica inc.

cc:	Mr. Edwin S. Kim (SEC Division of Corporate Finance) Mr. John E. Currie (lululemon athletica inc.) Mr. David Negus (lululemon athletica inc.) Mr. Mark F. Hoffman (DLA Piper LLP (US))